SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                                 Amendment No. 1

                          Navios Maritime Holdings Inc.
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                                (Name of Issuer)


                                  Common Stock
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                         (Title of Class of Securities)


                                    029107823
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                                 (CUSIP Number)


                           Golden Ocean Group Limited
                               Par-La-Ville Place
                              14 Par-La-Ville Road
                                 Hamilton HM 08
                                     Bermuda
                                  (441)295-6935

                                 With a copy to:
                               Gary J. Wolfe, Esq.
                               Seward & Kissel LLP
                             One Battery Park Plaza
                            New York, New York 10004
                                 (212) 574-1200
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                 (Name, Address and Telephone Number of Persons
                Authorized to Receive Notices and Communications)


                                  June 19, 2008
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             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box [ ].

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 029107823                 SCHEDULE 13D

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 1. NAME OF REPORTING PERSON                          Golden Ocean Group Limited

    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

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 2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                         (a) [x]
                                                                         (b) [ ]

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 3. SEC USE ONLY

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 4. SOURCE OF FUNDS*                                                          WC

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 5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) or 2(e)                                           [ ]

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 6. CITIZENSHIP OR PLACE OF ORGANIZATION                                 Bermuda

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                    7.  SOLE VOTING POWER                                    -0-

    NUMBER OF       ------------------------------------------------------------
    SHARES          8.  SHARED VOTING POWER                            1,411,965
    BENEFICIALLY
    OWNED BY EACH  -------------------------------------------------------------
    PERSON WITH     9.  SOLE DISPOSITIVE POWER                               -0-

                   -------------------------------------------------------------
                   10.  SHARED DISPOSITIVE POWER                       1,411,965

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11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON       1,411,965

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12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    CERTAIN SHARES                                                           [ ]

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13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                      1.4%

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14. TYPE OF REPORTING PERSON                                                  CO

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

CUSIP NO. 029107823                 SCHEDULE 13D

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 1. NAME OF REPORTING PERSON                               Hemen Holding Limited

    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

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 2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) [x]
                                                                         (b) [ ]

--------------------------------------------------------------------------------
 3. SEC USE ONLY

--------------------------------------------------------------------------------
 4. SOURCE OF FUNDS*                                                          AF

--------------------------------------------------------------------------------
 5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) or 2(e)                                           [ ]

--------------------------------------------------------------------------------
 6. CITIZENSHIP OR PLACE OF ORGANIZATION                                  Cyprus

--------------------------------------------------------------------------------
                    7.  SOLE VOTING POWER                                    -0-

    NUMBER OF      -------------------------------------------------------------
    SHARES          8.  SHARED VOTING POWER                            1,411,965
    BENEFICIALLY
    OWNED BY EACH  -------------------------------------------------------------
    PERSON WITH     9.  SOLE DISPOSITIVE POWER                               -0-

                   -------------------------------------------------------------
                   10.  SHARED DISPOSITIVE POWER                       1,411,965

--------------------------------------------------------------------------------
11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON       1,411,965

--------------------------------------------------------------------------------
12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    CERTAIN SHARES                                                           [ ]

--------------------------------------------------------------------------------
13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                      1.4%

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14. TYPE OF REPORTING PERSON                                                  CO

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

CUSIP NO. 029107823                 SCHEDULE 13D

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 1. NAME OF REPORTING PERSON                                     John Fredriksen

    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

--------------------------------------------------------------------------------
 2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) [x]
                                                                         (b) [ ]

--------------------------------------------------------------------------------
 3. SEC USE ONLY

--------------------------------------------------------------------------------
 4. SOURCE OF FUNDS*                                                          OO

--------------------------------------------------------------------------------
 5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) or 2(e)                                           [ ]

--------------------------------------------------------------------------------
 6. CITIZENSHIP OR PLACE OF ORGANIZATION Cyprus

--------------------------------------------------------------------------------
                    7.  SOLE VOTING POWER                                    -0-

    NUMBER OF      -------------------------------------------------------------
    SHARES          8.  SHARED VOTING POWER                            1,411,965
    BENEFICIALLY
    OWNED BY EACH  -------------------------------------------------------------
    PERSON WITH     9.  SOLE DISPOSITIVE POWER                               -0-

                   -------------------------------------------------------------
                   10.  SHARED DISPOSITIVE POWER                       1,411,965

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11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON       1,411,965

--------------------------------------------------------------------------------
12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES                                                          [ ]

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13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                     1.4%

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14. TYPE OF REPORTING PERSON                                                  IN

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

CUSIP NO. 029107823                 SCHEDULE 13D
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     The purpose of this Amendment No. 1 to the Schedule 13D is to report a reduction in beneficial ownership by the Reporting Persons of 3,863,180 common shares of Navios Maritime Holdings Inc. (the "Issuer").

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Item 1.  Security and Issuer

     No material change from the Schedule 13D filed on December 1, 2008.

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Item 2.  Identity and Background

     No material change from the Schedule 13D filed on December 1, 2008.

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Item 3.  Source and Amount of Funds or Other Consideration

     No material change from the Schedule 13D filed on December 1, 2008.

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Item 4.  Purpose of Transaction

     No material change from the Schedule 13D filed on December 1, 2008.

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Item 5.  Interest in Securities of the Issuer

     (a), (b) According to the Issuer's Report on Form 6-K furnished to the U.S. Securities and Exchange Commission on May 22, 2009, there were 100,225,217 shares of the Issuer's issued and outstanding common stock as of March 31, 2009. Based on such information, the Reporting Persons report beneficial ownership of the following shares of common stock:

     Golden Ocean may be deemed to beneficially own 1,411,965 shares of the Issuer's common stock, representing approximately 1.4% of the outstanding shares of the Issuer's common stock. Golden Ocean has the sole power to vote 0 shares of the Issuer's common stock and the shared power to vote 1,411,965 shares of the Issuer's common stock. Golden Ocean has the sole power to dispose of 0 shares of the Issuer's common stock and the shared power to dispose of 1,411,965 shares of the Issuer's common stock.

     Hemen may be deemed to beneficially own 1,411,965 shares of the Issuer's common stock, representing approximately 1.4% of the outstanding shares of the Issuer's common stock. Hemen has the sole power to vote 0 shares of the Issuer's common stock and the shared power to vote 1,411,965 shares of the Issuer's common stock. Hemen has the sole power to dispose of 0 shares of the Issuer's common stock and the shared power to dispose of 1,411,965 shares of the Issuer's common stock.

     Mr. Fredriksen may be deemed to beneficially own 1,411,965 shares of the Issuer's common stock, representing approximately 1.4% of the outstanding shares of the Issuer's common stock. Mr. Fredriksen has the sole power to vote 0 shares of the Issuer's common stock and the shared power to vote 1,411,965 shares of the Issuer's common stock. Mr. Fredriksen has the sole power to dispose of 0 shares of the Issuer's common stock and the shared power to dispose of 1,411,965 shares of the Issuer's common stock.

     None of the other persons named in response to Item 2 have the sole power to vote or to direct the vote, the shared power to vote or direct the vote, the sole power to dispose or to direct the disposition, or the shared power to dispose or to direct the disposition of the shares of the Issuer's common stock that are the subject of this Statement.

     (c) Exhibit B annexed hereto lists all transactions not previously reported in the shares of the Issuer's common stock during the past sixty days by the Reporting Persons. All of such transactions were effected through authorized brokers by Golden Ocean. None of the other Reporting Persons, and to the best of the Reporting Persons' knowledge, none of the other persons named in response to
Item 2, were involved in any transactions in shares of the Issuer's common stock during the past sixty days.

     (d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any of the Issuer's common stock beneficially owned by the Reporting Persons.

     (e) On June 19, 2009, the Reporting Persons ceased to be beneficial owners of more than five percent of the Issuer's common stock.

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Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

     No material change from the Schedule 13D filed on December 1, 2008.

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Item 7.  Material to be Filed as Exhibits

Exhibit A - Joint Filing Undertaking.

Exhibit B - Transactions in the Issuer's common stock by Golden Ocean Group Limited.

                                   SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.


Dated:  June 24, 2009

Golden Ocean Group Limited

By: /s/ Herman Billung
    ------------------------
Name:   Herman Billung
Title:  Acting Principal Executive Officer


HEMEN HOLDING LIMITED

By: /s/ Dimitris Hannas
    ------------------------
Name:   Dimitris Hannas
Title:  Director


JOHN FREDRIKSEN

By: /s/ John Fredriksen
    -------------------
Name:   John Fredriksen

                                    Exhibit A

                            JOINT FILING UNDERTAKING

The undersigned, being duly authorized thereunto, hereby executes this agreement as an exhibit to this Schedule 13D with respect to the shares of common stock of Navios Maritime Holdings Inc. to evidence the agreement of the below-named parties, in accordance with the rules promulgated pursuant to the Securities Exchange Act of 1934, as amended, to file this Amendment No. 1 to Schedule 13D jointly on behalf of each such party.

Dated:  June 24, 2009

Golden Ocean Group Limited

By: /s/ Herman Billung
    ------------------------
Name:   Herman Billung
Title:  Acting Principal Executive Officer


HEMEN HOLDING LIMITED

By: /s/ Dimitris Hannas
    ------------------------
Name:   Dimitris Hannas
Title:  Director


JOHN FREDRIKSEN

By: /s/ John Fredriksen
    -------------------
Name:   John Fredriksen

                                    Exhibit B

     TRANSACTIONS IN THE ISSUER'S COMMON STOCK BY GOLDEN OCEAN GROUP LIMITED

 Date of Transaction             Number of Shares               Price per share
                                 Purchased/(Sold)

  June 8, 2009                       (250,000)                        $4.82

  June 19, 2009                     (3,490,512)                       $4.50

  June 23,2009                       (122,668)                        $4.00





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